Northern Star Acquisition Corp.

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, New York 10174

(212) 818-8800

May 10, 2021

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Star Acquisition Corp.

Registration Statement on Form S-4

File No. 333-252603

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Northern Star Acquisition Corp. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on Tuesday, May 11, 2021, or as soon thereafter as practicable.

In addition, we hereby confirm the withdrawal of our prior letter requesting acceleration of the Registration Statement dated April 5, 2021.

Sincerely,

/s/ Joanna Coles
Joanna Coles, Chief Executive Officer